

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 15, 2016

Via E-mail
Mr. Yifan Liang
Chief Financial Officer
Alpha and Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

> **Re:** **Alpha and Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed August 27, 2015**
> **File No. 001-34717**

Dear Mr. Liang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Financial Statements

Report of Independent Registered Public Accounting Firm, page 57

1. We note that the introductory paragraph of the report of the independent registered public accounting firm on page 57 does not refer to your statements of operations. Please have your auditors revise their report in an amended filing to reference your statements of operations.

Mr. Yifan Liang
Alpha and Omega Semiconductor Limited
March 15, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me, at (202) 551-3676 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery